Exhibit (h)(9)

EXPENSE LIMITATION AGREEMENT

INDEXIQ ETF TRUST

This Agreement is made and entered into as of August 23, 2022 between the funds listed on Schedule A (each, a “Fund” and, collectively, the “Funds”), each a series of shares of IndexIQ ETF Trust, a Delaware statutory trust (the “Trust”) and IndexIQ Advisors LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust dated August 27, 2008, as amended and restated on September 27, 2016 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type;

WHEREAS, the Funds are series of the Trust;

WHEREAS, there is one class of interests in each Fund;

WHEREAS, the Trust, on behalf of each Fund, and the Advisor entered into an Investment Advisory Agreement dated April 15, 2015, (“Advisory Agreement”), which continues in effect, pursuant to which the Advisor provides investment advisory services to the Funds; and

WHEREAS, the Funds and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to set forth and approve the terms by which the Advisor limits the expenses of a Fund, and, therefore, have entered into this Agreement in order to maintain such Fund’s respective expense ratios within the Operating Expense Limit, as defined below, as set forth for such Fund on Schedule A.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Expense Limitation.

(a)           Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, dividend payments on short sales, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by a Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.

(b)           Operating Expense Limit. A Fund’s maximum operating expense limit (“Operating Expense Limit) in any year shall be that percentage of the average daily net assets of such Fund (or such class of such Fund, as may be designated), as set forth on Schedule A hereto.

(c)           Method of Computation. To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of such Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating

Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor may also remit to such Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d)           Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to a Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.             Term and Termination of Agreement.

This Agreement shall become effective with respect to a Fund on the date specified for the Fund in Schedule A hereto and shall remain in effect unless terminated by the Board of Trustees of the Trust (the “Board”). This Agreement may be terminated in whole or with respect to a Fund at any time, and without payment of any penalty, by the Board, on behalf of a Fund, upon sixty days’ written notice to the Manager. The Manager agrees that it may not terminate this Agreement without approval of the Board.

3.             Miscellaneous.

(a)           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)           Interpretation. Nothing herein contained shall be deemed to require the Trust or any Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c)           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

(d)           Prior Agreements. Upon the effective date of this Agreement with respect to a Fund, this Agreement shall supersede any previously effective agreement to waive fees for a Fund.

(e)           Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

(f)            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

INDEXIQ ETF TRUST,		IndexIQ Advisors LLC
ON BEHALF OF THE FUNDS

/s/ Jomil M. Guerrero		/s/ Kirk C. Lehneis
By:	Jomil M. Guerrero	By:	Kirk C. Lehneis
Title:	Vice President	Title:	Chief Executive Officer

SCHEDULE A

Funds and Operating Expense Limits

Name Fund	Operating Expense Limit	Effective Date
IQ 500 International ETF	0.25%	8/31/22
IQ Chaikin U.S. Dividend Achievers ETF	0.35%	8/31/22
IQ Chaikin U.S. Large Cap ETF	0.25%	8/31/22
IQ Chaikin U.S. Small Cap ETF	0.35%	8/31/22
IQ S&P High Yield Low Volatility Bond ETF	0.40%	8/31/22
IQ S&P U.S. Preferred Stock Low Volatility High Dividend ETF	0.35%	8/31/22
IQ Candriam ESG U.S. Large Cap Equity ETF (formerly, IQ Candriam ESG US Equity ETF)	0.09%	8/31/22
IQ Candriam ESG International Equity ETF	0.15%	8/31/22
IQ Healthy Hearts ETF	0.45%	8/31/22
IQ Global Resources ETF	0.30%	8/31/22
IQ Engender Equality ETF	0.45%	8/31/22
IQ Clean Oceans ETF	0.45%	8/31/22
IQ Cleaner Transport ETF	0.45%	8/31/22
IQ U.S. Large Cap R&D Leaders ETF	0.14%	8/31/22
IQ U.S. Mid Cap R&D Leaders ETF	0.16%	8/31/22
IQ Global Equity R&D Leaders ETF	0.18%	8/31/22
IQ CBRE NextGen Real Estate ETF (formerly, IQ U.S. Real Estate Small Cap ETF)	0.60%	8/31/22

4